Virtu Americas LLC

Statement of Financial Condition

December 31, 2017

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Virtu Americas LLC
Index
December 31, 2017



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Virtu Americas LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Virtu Americas LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 1, 2018

We have served as the Company's auditor since 2017.

Virtu Americas LLC
Statement of Financial Condition
December 31, 2017

(in thousands)

Assets

Cash and cash equivalents	$	288,454
Cash segregated under federal and other regulations		3,000
Trading assets, at fair value		
Financial instruments owned		954,941
Financial instruments owned and pledged		441,685
Securities borrowed		1,153,103
Receivables from brokers, dealers and clearing organizations		319,001
Receivable from customers		27,962
Goodwill and intangible assets, less accumulated amortization of $64,800		21,140
Assets of business held for sale		12,596
Other assets		60,185
Total assets	$	3,282,067

Liabilities and Member's Equity

Liabilities		
Trading liabilities, at fair value		
Financial instruments sold, not yet purchased	$	1,277,954
Securities loaned		503,712
Securities sold under agreements to repurchase		390,642
Short term borrowings, net		4,713
Payables to brokers, dealers and clearing organizations		170,700
Accrued compensation expense		58,026
Payable to affiliates		21,457
Payable to customers		39,703
Accounts payable and accrued expenses and other liabilities		42,741
Total liabilities		2,509,648
Subordinated borrowings		250,000
Member's equity		522,419
Total liabilities and member's equity	$	3,282,067

The accompanying notes are an integral part of this Statement of Financial Condition
.

Virtu Americas LLC
Notes to Statement of Financial Condition
December 31, 2017

1. Organization and Description of the Business

Virtu Americas LLC (the "Company", formerly KCG Americas LLC) is a single member limited liability company organized in the state of Delaware. The Company's member is Virtu Strategic Holdings LLC. The Company's ultimate parent is Virtu Financial LLC. ("Virtu").

In April 2015, Virtu Financial, Inc. ("VFI") became the sole managing member of Virtu after completing certain reorganization transactions in order to carry on the business of Virtu and to conduct a public offering. VFI operates and controls all of the businesses and affairs of Virtu and, through Virtu and its subsidiaries, continues to conduct the business now conducted by such subsidiaries.

On July 20, 2017 (the "Closing Date"), VFI completed the all-cash acquisition (the "Acquisition") of the Company's former ultimate parent, KCG Holdings, Inc. ("KCG"). Pursuant to the terms of the Agreement and Plan of Merger, dated as of April 20, 2017 (the "Merger Agreement"), by and among VFI, Orchestra Merger Sub, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of VFI ("Merger Sub"), and KCG, Merger Sub merged with and into KCG (the "Merger"), with KCG surviving the Merger as a wholly owned subsidiary of Virtu.

The Company is a broker-dealer and an introducing futures broker ("IB") registered with the U.S. Securities Exchange Commission ("SEC") and the Commodity Futures Trading Commission ("CFTC"). The Company is a clearing member of principal stock exchanges in the United States, including the New York Stock Exchange ("NYSE") and is a member of Financial Industry Regulatory Authority ("FINRA"), the National Futures Association ("NFA"), The Depository Trust & Clearing Corporation, the National Securities Clearing Corporation ("NSCC") and the Options Clearing Corporation. The Company also is a member of the Municipal Securities Rulemaking Board ("MSRB"). The Company's designated self-regulatory organizations are FINRA and the NFA.

The Company's operating activities consist of the following:

Market Making

Market Making principally consists of market making in the cash and options markets across domestic equities, options, exchange traded funds ("ETF's") and fixed income securities. As a market maker, the Company commits capital on a principal basis by offering to buy securities from, or sell securities to, broker dealers, banks and institutions. The Company engages in principal trading in Market Making direct-to-clients as well as in a supplemental capacity on exchanges, electronic communications networks ("ECNs") and alternative trading systems ("ATSs"). The Company is an active participant on all major domestic equity and futures exchanges and also trades on substantially all domestic electronic options exchanges. As a complement to electronic market making, the Company's cash trading business handles specialized orders and also transacts on the OTC Bulletin Board marketplaces operated by the OTC Markets Group Inc.

Execution Services

Execution Services comprises agency-based trading and trading venues, offering trading in domestic equities, options, futures and fixed income to institutions, banks and broker dealers. The Company earns commissions as an agent on behalf of clients as well as between principals to transactions; in addition, the Company will commit capital on behalf of clients as needed. Agency-based, execution-only trading within Execution Services is done primarily through a variety of access points including: (i) algorithmic trading and order routing in equities and options; (ii) institutional sales traders executing program, block and riskless principal trades in equities and ETFs; (iii) a fixed income ECN that also offers trading applications; and (iv) an ATS for equities.

Other Services

The Company also provides clearing services to its affiliates and clears the majority of trades for its Market Making and Execution Services businesses.

Virtu Americas LLC
Notes to Statement of Financial Condition
December 31, 2017

Sales of Businesses

From time to time the Company conducts a strategic review of the Company's businesses and evaluates their potential value in the marketplace relative to their current and expected returns. To the extent Virtu and the Company determines that the disposal of a business may return a higher value to Virtu stockholders, or the business is no longer core to its strategy, the Company may divest or exit such business.

During the fourth quarter of 2017, the Company entered into an Asset Purchase Agreement with Intercontinental Exchange, Inc. ("ICE") pursuant to which the Company agreed to sell specified assets and assign specified liabilities constituting the Company's BondPoint division and fixed income venue ("BondPoint"). BondPoint is a provider of electronic fixed income trading solutions for the buy-side and sell-side offering access to centralized liquidity and automated trade execution services. The purchase price payable by ICE for BondPoint at the closing of the transaction is $400.0 million in cash, subject to a customary adjustment for working capital of BondPoint. The consummation of the transaction is subject to the satisfaction of customary closing conditions and receipt of certain regulatory clearances, including from the Financial Industry Regulatory Authority, Inc., and the Municipal Securities Rulemaking Board and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. See Footnote 3: *Businesses Held for Sale* and Footnote 15: *Subsequent Events* for further details.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP")

As noted above, on July 20, 2017 Virtu acquired the Company's former ultimate parent, KCG. Virtu has accounted for the acquisition of KCG under the acquisition method of accounting, under which the assets and liabilities of KCG, as of July 20, 2017, were recorded at their respective fair values and added to the carrying value of the Virtu existing assets and liabilities. The Company has elected not to apply pushdown accounting with respect to the acquisition of KCG by Virtu.

Use of Estimates

The Company's financial statements are prepared in conformity with U.S. GAAP, which require management to make estimates and assumptions regarding measurements including the fair value of trading assets and liabilities, goodwill and intangibles, capitalized software and other matters that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Accordingly, actual results may differ materially from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include money market accounts, which are payable on demand and short-term investments with an original maturity of less than 90 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments. These assets would be categorized as Level 1 in the fair value hierarchy if they were required to be recorded at fair value.

The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company manages this risk by selecting financial institutions deemed highly creditworthy to minimize the risk.

Cash Segregated Under Federal or Other Regulations

The Company maintains custody of customer funds and is obligated by rules and regulations mandated by the SEC to segregate or set aside cash and/or qualified securities to satisfy these regulations, which have been promulgated to protect customer assets. Included in Cash segregated under federal and other regulations was $2.0 million which has been segregated in a special reserve account for the exclusive benefit of customers

and $1.0 million in a special reserve account for the exclusive benefit of introducing brokers under SEC Rule 15c3-3. The amounts recognized as Cash segregated under federal and other regulations approximate fair value. These assets would be categorized as Level 1 in the fair value hierarchy if they were required to be recorded at fair value.

Securities Borrowed and Securities Loaned

The Company conducts securities borrowing and lending activities with external counterparties and affiliates. In connection with these transactions, the Company receives or posts collateral, which comprises cash and/or securities. In accordance with substantially all of its stock borrow agreements, the Company is permitted to sell or repledge the securities received. Securities borrowed or loaned are recorded based on the amount of cash collateral advanced or received. The initial cash collateral advanced or received generally approximates or is greater than 102% of the fair value of the underlying securities borrowed or loaned. The Company monitors the fair value of securities borrowed and loaned, and delivers or obtains additional collateral as appropriate. Receivables and payables with the same counterparty are not offset in the Statement of Financial Condition.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

In a repurchase agreement, securities sold under agreements to repurchase are treated as collateralized financing transactions and are recorded at contract value, plus accrued interest, which approximates fair value. It is the Company's policy that its custodian takes possession of the underlying collateral securities with a fair value approximately equal to the principal amount of the repurchase transaction, including accrued interest. For reverse repurchase agreements, the Company typically requires delivery of collateral with a fair value approximately equal to the carrying value of the relevant assets in the Statements of Financial Condition. To ensure that the fair value of the underlying collateral remains sufficient, the collateral is valued daily with additional collateral obtained or excess collateral returned, as permitted under contractual provisions.

The Company does not net securities purchased under agreements to resell transactions with securities sold under agreements to repurchase transactions entered into with the same counterparty. The Company has also entered into bilateral and tri-party term and overnight repurchase and other collateralized financing agreements which bear interest at negotiated rates. The Company receives cash and makes delivery of financial instruments to a custodian who monitors the market value of these instruments on a daily basis. The market value of the instruments delivered must be equal to or in excess of the principal amount loaned under the repurchase agreements plus the agreed upon margin requirement. The custodian may request additional collateral, if appropriate. Interest received or paid by the Company for these transactions is recorded gross on an accrual basis under Interest and dividends income or Interest and dividends expense in the Statement of Operations.

Receivables from/Payables to Broker-dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations may be restricted to the extent that they serve as deposits for securities sold, not yet purchased. At December 31, 2017, receivables from and payables to broker-dealers and clearing organizations primarily represented amounts due for unsettled trades, open equity in futures transactions, securities failed to deliver or failed to receive, deposits with clearing organizations or exchanges and balances due from or due to prime brokers in relation to the Company's trading. The Company presents its balances, including outstanding principal balances on all credit facilities, on a net-by-counterparty basis within Receivables from and Payables to broker-dealers and clearing organizations when the criteria for offsetting are met.

In the normal course of business, a significant portion of the Company's securities transactions, money balances, and security positions are transacted with several third-party brokers. The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company monitors the financial condition of such brokers to minimize the risk of any losses from these counterparties.

Virtu Americas LLC
Notes to Statement of Financial Condition
December 31, 2017

Financial Instruments Owned Including Those Pledged as Collateral and Financial Instruments Sold, Not Yet Purchased

Financial instruments owned including those pledged as collateral and Financial instruments sold, not yet purchased relate to market making and trading activities, and include listed and other equity securities, listed equity options and fixed income securities. The Company records Financial instruments owned, including those pledged as collateral, and Financial instruments sold, not yet purchased at fair value.

Fair Value Measurements

Fair value is defines as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market is prohibited. The Company categorizes its financial instruments into a three-level hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy level assigned to each financial instrument is based on the assessment of the transparency and reliability of the inputs used in the valuation of such financial instruments at the measurement date based on the lowest level of input that is significant to the fair value measurement. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not active and financial instruments for which all significant inputs are observable, either directly or indirectly; or

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Transfers in or out of levels are recognized based on the beginning fair value of the period in which they occurred.

Derivative Instruments

Derivative instruments are used for trading purposes, including economic hedges of trading instruments, which are carried at fair value, include futures, forward contracts, and options. Fair values for exchange-traded derivatives, principally futures, are based on quoted market prices. Fair values for over-the-counter derivative instruments, principally forward contracts, are based on the values of the underlying financial instruments within the contract. The underlying instruments are currencies, which are actively traded. The Company presents its derivatives balances on a net-by-counterparty basis when the criteria for offsetting are met.

Receivable from and Payable to Customers

Receivable from and Payable to customers arises primarily from securities transactions and includes amounts due on receive versus payment ("RVP") or deliver versus payment ("DVP") transactions. Due to their short-term nature, such amounts approximate fair value.

Virtu Americas LLC
Notes to Statement of Financial Condition
December 31, 2017

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over estimated useful lives of the underlying assets. Routine maintenance, repairs and replacement costs are expensed as incurred and improvements that appreciably extend the useful life of the assets are capitalized. When property and equipment are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts. Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. Furniture, fixtures, and equipment are depreciated over three to seven years. Leasehold improvements are amortized over the lesser of the life of the improvement or the term of the lease.

Capitalized Software

The Company capitalizes costs of materials, consultants, and payroll and payroll related costs for employees incurred in developing internal-use software. Costs incurred during the preliminary project and post-implementation stages are charged to expense.

Management's judgment is required in determining the point at which various projects enter the stages at which costs may be capitalized, in assessing the ongoing value of the capitalized costs, and in determining the estimated useful lives over which the costs are amortized.

Capitalized software development costs and related accumulated amortization are included in Other assets in the accompanying Statements of Financial Condition and are amortized over a period of 1.4 to 2.5 years, which represents the estimated useful lives of the underlying software.

Goodwill

Goodwill represents the excess of the purchase price over the underlying net tangible and intangible assets of the Company's acquisitions. Goodwill is not amortized but is tested for impairment on an annual basis and between annual tests whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill is tested at the reporting unit level, which is defined as an operating segment or one level below the operating segment.

The Company tests goodwill for impairment on an annual basis and on an interim basis when certain events or circumstances exist. In the impairment test as of the fourth quarter of 2017, the primary valuation method used to estimate the fair value of the Company's reporting unit was based on the value received by KCG's shareholders on the Closing Date of the Acquisition, which the Company's management believes to be an appropriate indicator of its fair value.

Intangible Assets

The Company amortizes finite-lived intangible assets over their estimated useful lives. Finite-lived intangible assets are tested for impairment annually or when impairment indicators are present, and if impaired, they are written down to fair value.

Exchange Memberships

Exchange memberships are recorded at cost or, if any other than temporary impairment in value has occurred, at a value that reflects management's estimate of fair value. The Company's exchange memberships are included in Goodwill and intangible assets in the Statement of Financial Condition.

Income Taxes

The Company is a single-member limited liability company and is treated as a disregarded entity for U.S. federal, state and local income tax purposes. Prior to the Acquisition, the Company was included in the consolidated income tax return of KCG.   Following the Acquisition, the Company is included in the consolidated income tax return of Virtu, and the Company is no longer a party to a tax sharing arrangement. See Footnote 11 *Income Taxes* for additional information.

The Company recognizes the tax benefit from an uncertain tax position, in accordance with ASC 740, Income Taxes, only if it is more likely than not that the tax position will be sustained on examination by the applicable taxing authority, including resolution of the appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized from such a position is measured based on the largest benefit for each such position that has a greater than fifty percent likelihood of being realized upon ultimate resolution. Many factors are considered when evaluating and estimating the tax positions and tax benefits. Such estimates involve interpretations of regulations, rulings, case law, etc. and are inherently complex. The Company's estimates may require periodic adjustments and may not accurately anticipate actual outcomes as resolution of income tax treatments in individual jurisdictions typically would not be known for several years after completion of any fiscal year. The Company has determined that there are no uncertain tax positions that would have a material impact on the Company's financial position as of December 31, 2017 or the results of operations or cash flows for the year ended December 31, 2017.

Recent Accounting Pronouncements

Financial Assets and Liabilities - In January 2016, the FASB issued ASU 2016-01, *Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities*. The ASU addresses certain aspects of the recognition, measurement, presentation, and disclosure of financial instruments. The new ASU affects all entities that hold financial assets or owe financial liabilities and is effective for annual reporting periods beginning after December 15, 2017. The Company does not expect the adoption of ASU 2016-01 to have a material impact on its financial statements, as it does not currently classify any equity securities as available for sale.

Leases - In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). Under the new ASU, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. The liability will be equal to the present value of the future lease payments. The asset, referred to as a "right-of-use asset" will be based on the liability, subject to adjustment, such as for initial direct costs. For income statement purposes, leases will be classified as either operating or finance. Operating leases will result in straight-line expense (similar to current operating leases) while finance leases will result in a front-loaded expense pattern (similar to current capital leases). Classification will be based on criteria that are largely similar to those applied in current lease accounting, but without explicit bright lines. New quantitative and qualitative disclosures, including significant judgments made by management, will be required to provide greater information regarding the extent of revenue and expense recognized and expected to be recognized from existing contracts. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company anticipates adopting this ASU on January 1, 2019. The Company is not anticipating recognizing lease assets and lease liabilities for leases with a term of twelve months or less. The Company has not yet identified any significant changes in the timing of operating leases recognition when considering this ASU, but the Company's implementation efforts are ongoing and such assessments may change prior to the January 1, 2019, anticipated implementation date. Upon adoption of this ASU, the Company expects to report increased assets and liabilities on its Statement of Financial Condition as a result of recognizing right-of-use assets and lease liabilities related to certain equipment under noncancelable operating lease agreements, which currently are not reflected in its Statement of Financial Condition.

Restricted cash - In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flow (Topic 230): Restricted Cash, which is intended to reduce diversity in the presentation of restricted cash and restricted cash equivalent in the statements. The statement requires that restricted cash and restricted cash equivalents be included as components of total cash and cash equivalents as presented on the statement of cash flows. This ASU is effective for annual reporting periods beginning after December 15, 2017, and interim periods within those fiscal years. The Company elected to early adopt this ASU effective December 31, 2017.

Goodwill - In January, 2017, the FASB issued ASU 2017-04, *Intangibles-Goodwill and Other (Topic 350), Simplifying the Test for Goodwill Impairment*. To simplify the subsequent measurement of goodwill, this ASU eliminated Step 2 from the goodwill impairment test. In computing the implied fair value of goodwill under Step

2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. Instead, under this ASU, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. This ASU also eliminated the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. This ASU is effective for public entities in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company does not expect the adoption of this ASU to have a material impact on its financial statements.

3. Business Held for Sale

In October, 2017, the Company and Virtu entered into an Asset Purchase Agreement (the "Bondpoint Agreement") with Intercontinental Exchange, Inc. ("ICE") pursuant to which the Company and Virtu agreed to sell specified assets and assign specified liabilities consisting of the Company's BondPoint division and fixed income venue ("BondPoint"). BondPoint is a provider of electronic fixed income trading solutions for the buy-side and sell-side offering access to centralized liquidity and automated trade execution services.

The purchase price payable by ICE for BondPoint at the closing of the transaction is $400.0 million in cash, subject to a customary adjustment for working capital of BondPoint. The consummation of the transaction is subject to the satisfaction of customary closing conditions and receipt of certain regulatory clearances, including from FINRA and MSRB and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

The BondPoint Agreement contains customary representations, warranties, covenants and indemnification provisions. The parties have agreed to execute a transition services agreement simultaneously with the closing of the transaction. The transaction closed on January 2, 2018, which is further discussed in Footnote 15: *Subsequent Events".*

The assets and liabilities of businesses held for sale as of December 31, 2017 are included in Assets held for sale on the Statement of Financial Condition and are summarized as follows (in thousands):

Assets		
Receivables from brokers, dealers and clearing organizations	$	3,383
Intangible assets, less accumulated amortization of $13,250		7,750
Other assets		2,191
Total Assets	$	13,324
Liabilities		
Payables to brokers, dealers and clearing organizations	$	50
Accounts payable and accrued expenses and other liabilities		678
Total Liabilities	$	728

4. Goodwill and Intangible Assets

Goodwill and Intangible assets with indefinite lives are assessed for impairment annually or when events indicate that the amounts may be impaired. The Company assesses goodwill for impairment at the reporting unit level. The Company's reporting unit is the component of its business unit for which discrete financial information is available and is regularly reviewed by the Company's management.

Intangible assets are assessed for recoverability when events or changes in circumstances indicate that the carrying amount of the asset or asset group may not be recoverable. The Company assesses intangible assets for impairment at the "asset group" level which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. As part of the assessment for impairment, the Company considers the cash flows of the respective asset group and assesses the fair value of the respective asset group. Step one of the impairment assessment for intangibles is performed using undiscounted cash flow models, which indicates whether the future cash flows of the asset group are sufficient to recover the book value of such asset group. When an asset is not considered to be recoverable, step two of the impairment assessment is performed using a discounted cash flow methodology with a risk-adjusted weighted average cost of capital to determine the fair value of the intangible asset group. In cases where amortizable intangible assets and goodwill are assessed for impairment at the same time, the amortizable intangibles are assessed for impairment prior to goodwill being assessed.

In the fourth quarter of 2017, the Company assessed the impairment of goodwill and intangible assets with indefinite lives as part of its annual assessment. The Company's annual assessment indicated that the fair value of its business was higher than its book value as of the fourth quarter of 2017. As such, the Company concluded that the goodwill recorded was not impaired. At December 31, 2017, goodwill of $11.8 million is recorded within Goodwill and intangible assets, net on the Statement of Financial Condition.

Intangible assets with finite useful lives are amortized over their estimated useful lives, the majority of which have been determined to range from three to ten years. The weighted average remaining life of the Company's intangible assets at December 31, 2017 is less than one year.

Virtu Americas LLC
Notes to Statement of Financial Condition
December 31, 2017

As described in Footnote 3 "Business Held for Sale", the Company reclassified net assets related to the BondPoint Sale to Business held for sale on the Statement of Financial Condition as of December 31, 2017. An aggregated net carrying amount of $7.8 million ($21.0 million of gross carrying amount net of $13.2 million accumulated amortization) was reclassified from Goodwill and intangible assets to Assets of business held for sale on the Statement of Financial Condition.

The following table summarizes the Company's intangible assets, net of accumulated amortization by type as of December 31, 2017 (in thousands):

Trading rights [1]	Gross carrying amount	$	2,181
	Accumulated amortization		—
	Net carrying amount		2,181
Technology [2]	Gross carrying amount		72,000
	Accumulated amortization		(64,800)
	Net carrying amount		7,200
Total [3]	Gross carrying amount		74,181
	Accumulated amortization		(64,800)
	Net carrying amount	$	9,381

[1] Trading rights provide the Company with the right to trade on certain exchanges and have been determined to have indefinite lives.
[2] The weighted average remaining life is less than one year as of December 31, 2017.
[3] Excluded from the balance is $7.8 million of intangible assets which are included in Business held for sale. These assets relate to the Company's BondPoint division. See Footnote 3: *Assets Held For Sale* for additional information.

Virtu Americas LLC
Notes to Statement of Financial Condition
December 31, 2017

5. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and Payables to brokers, dealers and clearing organizations at December 31, 2017 consist of the following (in thousands):

Assets

Unsettled trades	$	117,594
Securities failed to deliver		83,458
Due from prime brokers		52,432
Deposits with clearing organizations		47,782
Commissions and fees		13,977
Net equity with futures commissions merchants		3,758
Total Receivables from brokers, dealers and clearing organizations	$	319,001

Liabilities

Unsettled trades	$	69,965
Due to prime brokers		52,392
Securities failed to receive		30,185
Commissions and fees		18,158
Total Payables to brokers, dealers and clearing organizations	$	170,700

6. Collateralized Transactions

The Company is permitted to sell or repledge securities received as collateral and use these securities to secure repurchase agreements, enter into securities lending transactions or deliver these securities to counterparties or clearing organizations to cover short positions. At December 31, 2017, substantially all of the securities received as collateral have been repledged. The total amount of securities borrowed and received as collateral at December 31, 2017 was $1,107.6 million.

In the normal course of business, the Company pledges qualified securities with clearing organizations to satisfy daily margin and clearing fund requirements. Financial instruments owned and pledged, where the counterparty has the right to repledge, at December 31, 2017 consisted of the following:

Equities	$	439,746
Exchange traded notes		1,840
U.S Government Obligations		99
	$	441,685

Virtu Americas LLC
Notes to Statement of Financial Condition
December 31, 2017

7. Financial Instruments with Off-Balance Sheet Risk

Credit Risk

Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company. The Company regularly transacts business with major U.S. and foreign financial institutions. The Company is subject to credit risk to the extent that the brokers may be unable to fulfill their obligations either to return the Company's securities or repay amounts owed. In the normal course of its securities activities, the Company may be required to pledge securities as collateral, whereby the prime brokers have the right, under the terms of the prime brokerage agreements, to sell or repledge the securities of the Company. The Company manages credit risk by limiting the total amount of arrangements outstanding, both by individual counterparty and in the aggregate, by monitoring the size and maturity structure of its portfolio and by applying uniform credit standards for all activities associated with credit risk.

The purchase and sale of futures contracts requires margin deposits with a Futures Commission Merchant ("FCM"). The Commodity Exchange Act requires an FCM to segregate all customer transactions and assets from the FCM's proprietary activities. A customer's cash and other equity deposited with an FCM are considered commingled with all other customer funds subject to the FCM's segregation requirements. In the event of an FCM's insolvency, recovery may be limited to the Company's pro-rata share of segregated customer funds available. It is possible that the recovery amount could be less than the total cash and other equity deposited.

Currency Risk

Though predominantly invested in U.S. dollar-denominated financial instruments, the Company may invest in securities or maintain cash denominated in currencies other than the U.S. dollar. The Company is exposed to risks that the exchange rate of the U.S. dollar relative to other currencies may change in a manner that has an adverse effect on the reported value of the Company's assets and liabilities denominated in currencies other than the U.S. dollar.

Market Risk

The Company is exposed to market risks that arise from equity price risk, foreign currency exchange rate fluctuations and changes in commodity prices. Management has established procedures to actively monitor and minimize market and credit risks. In addition, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to the period end.

Off Balance Sheet Financial Instruments

The Company enters into various transactions involving derivative instruments and other off balance sheet financial instruments, including futures. These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

Futures contracts provide for delayed delivery of the underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Market risk is substantially dependent upon the value of the underlying derivative instruments and is affected by market forces, such as volatility and changes in interest and foreign exchange rates.

Virtu Americas LLC
Notes to Statement of Financial Condition
December 31, 2017

8. Borrowings

On November 3, 2017, the Company and two affiliates, as borrower, and Virtu, as guarantor, entered into a credit agreement (the "Revolving Credit Facility") with a consortium of banks with an aggregated borrowing limit of $500 million. The Revolving Credit Facility replaced the Company's prior credit agreement, dated June 5, 2017, which was terminated as of July 20, 2017. The Revolving Credit Facility consists of two borrowing bases: Borrowing Base A Loan is to be used to finance the purchase and settlement of securities; Borrowing Base B loan is to be used to fund margin deposit with the NSCC, which the Company has a sublimit of $100 million. At December 31, 2017, the company had outstanding $7.0 million under the Revolving Credit Facility which is included in Short term borrowings on the Statement of Financial Condition.

Borrowings under the Revolving Credit Facility bear interest, at the borrower's option, at a rate based on the greater of (1) federal funds rate, and (2) the LIBOR, plus 1.25% per annum. The interest rate at December 31, 2017 was 2.81% per annum.

In connection with the Revolving Credit Facility, the Company incurred issuance costs of $2.5 million which are being amortized over the term of the Revolving Credit Facility. As of December 31, 2017, the unamortized balance of these costs were $2.3 million and are netted within Short term borrowings on the Statement of Financial Condition.

On January 31, 2018, the Company entered into a secured credit facility with a financial institution to finance overnight securities positions purchased as part of its ordinary course broker-dealer market making activities. This facility (the "Uncommitted Facility") is available for the Company up to a maximum amount of $200.0 million. The loans provided under the Uncommitted Facility are collateralized by the Company's broker-dealer trading and deposit accounts with the same financial institution and, bear interest at a rate set by the financial institution on a daily basis.

9. Financial Assets and Liabilities

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not active and financial instruments for which all significant inputs are observable, either directly or indirectly; or

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Financial Instruments Measured at Fair Value

The fair value of equities, options, on the run U.S. government obligations and exchange traded notes is estimated using recently executed transactions and market price quotations in active markets and are categorized as Level 1 with the exception of inactively traded equities and certain financial instruments noted in the next paragraph, which are categorized as Level 2. The Company's corporate bonds, derivative contracts and other U.S. and non-U.S. government obligations have been categorized as Level 2. Fair value of the Company's derivative contracts is based on the indicative prices obtained from broadly distributed bank and broker dealers, as well as management's own analysis. The indicative prices have been independently validated through the Company's risk management systems, which are designed to check prices with information independently obtained from exchanges and venues where such financial instruments are listed or to compare prices of similar instruments with similar maturities for listed financial futures in foreign exchange.

Virtu Americas LLC
Notes to Statement of Financial Condition
December 31, 2017

During 2017, the Company began pricing certain financial instruments held for trading at fair value based on theoretical prices which can differ from quoted market prices. The theoretical prices reflect price adjustments primarily caused by the fact that the Company continuously prices its financial instruments based on all available information. This information includes prices for identical and near-identical positions, as well as the prices for securities underlying the Company's positions, on other exchanges that are open after the exchange on which the financial instruments is traded closes. The Company validates that all price adjustments can be substantiated with market inputs and checks the theoretical prices independently. Consequently, such financial instruments are classified as Level 2. The Company concluded that this is a change in accounting estimate and no retrospective adjustments were necessary. There were no other reclassifications or transfers of financial instruments between levels during the year ended December 31, 2017.

Fair value measurements for those items measured on a recurring basis are summarized below as of December 31, 2017 (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets				
Financial instruments owned, at fair value:				
Equities	$ 830,613	$ 458,738	$ —	$ 1,289,351
Corporate debt	—	60,975	—	60,975
U.S. government and Non-U.S. government obligations	6,066	6,549	—	12,615
Exchange traded notes	2,389	24,296		26,685
Options	7,000	—	—	7,000
Total Financial instruments owned, at fair value	$ 846,068	$ 550,558	$ —	$ 1,396,626
Liabilities				
Financial instruments sold, not yet purchased, at fair value:				
Equities	$ 671,331	$ 478,630	$ —	$ 1,149,961
Corporate debt	—	81,118	—	81,118
U.S. government and Non-U.S. government obligations	18,940	12,481	—	31,421
Exchange traded notes	1,214	8,457	—	9,671
Options	5,783	—	—	5,783
Total Financial instruments sold, not yet purchased, at fair value	$ 697,268	$ 580,686	$ —	$ 1,277,954

Excluded from the fair value table above and the offsetting table below is net unsettled fair value on long and short futures contracts in the amounts of $6,000, which is included within Receivables from broker-dealers and clearing organizations as of December 31, 2017, and $855,000, which is included within Payables to broker-

Virtu Americas LLC
Notes to Statement of Financial Condition
December 31, 2017

dealers and clearing organizations as of December 31, 2017 and would be categorized as Level 1. See Footnote 10: *Derivative Financial Instruments* for additional disclosures related to futures.

Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value on the Statement of Financial Condition. The table below excludes non-financial assets and liabilities. The carrying value of financial instruments not measured at fair value categorized in the fair value hierarchy as Level 1 and Level 2 approximates fair value due to the relatively short term nature of the underlying assets (in thousands):

	Carrying Value	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets					
Cash and cash equivalents	$ 288,454	$ 288,454	$ 288,454	$ —	$ —
Cash segregated under federal and other regulations	3,000	3,000	3,000	—	—
Securities borrowed	1,153,103	1,153,103	—	1,153,103	—
Receivables from brokers, dealers and clearing organizations	319,001	319,001	—	319,001	—
Receivable from customers	27,962	27,962		27,962	
Total Assets	$ 1,791,520	$ 1,791,520	$ 291,454	$ 1,500,066	$ —
Liabilities					
Securities Loaned	$ 503,712	$ 503,712	$ —	$ 503,712	$ —
Securities sold under agreements to repurchase	390,642	390,642	—	390,642	—
Short term borrowings	4,713	4,713	—	4,713	—
Payables to brokers, dealers and clearing organizations	170,700	170,700	—	170,700	—
Payable to customers	39,703	39,703		39,703	
Total Liabilities	$ 1,109,470	$ 1,109,470	$ —	$ 1,109,470	$ —

Virtu Americas LLC
Notes to Statement of Financial Condition
December 31, 2017

Offsetting Financial Assets and Liabilities

The Company does not net Securities borrowed and Securities loaned, or Securities purchased under agreements to resell and Securities sold under agreements to repurchase. These financial instruments are presented on a gross basis in the Statement of Financial Condition. In the tables below, the amounts of financial instruments owned that are not offset in the Statement of Financial Condition, but could be netted against financial liabilities with specific counterparties under legally enforceable master netting agreements in the event of default, are presented to provide financial statement readers with the Company's estimate of its net exposure to counterparties for these financial instruments.

The following table sets forth the gross and net presentation of certain financial assets and financial liabilities as of December 31, 2017 (in thousands):

Description	Gross Amounts Recognized	Gross Amounts Offset in the Statements of Financial Condition	Net Amounts Presented in the Statements of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Available Collateral	Counterparty Netting	
Assets						
Securities borrowed	$ 1,153,104	$ —	$ 1,153,104	$ 1,107,648	$ 10,913	$ 34,543
Total Assets	$ 1,153,104	$ —	$ 1,153,104	$ 1,107,648	$ 10,913	$ 34,543
Liabilities						
Securities loaned	$ 503,712	$ —	$ 503,712	$ 484,359	$ 10,913	$ 8,440
Short term borrowings	7,000	—	7,000	7,000	—	—
Securities sold under agreements to repurchase	390,642	—	390,642	390,642	—	—
Total Liabilities	$ 901,354	$ —	$ 901,354	$ 882,001	$ 10,913	$ 8,440

The following table presents gross obligations for securities lending, securities sold under agreements to repurchase and short term borrowing transactions by remaining contractual maturity and the class of collateral pledged.

As of December 31, 2017	Open or Overnight		0 - 30 days		31 - 60 days		61 - 90 days		Total	
Securities loaned										
Equity securities	$	499,228	$	—	$	—	$	—	$	499,228
Exchange traded notes		4,484								4,484
Total	$	503,712	$	—	$	—	$	—	$	503,712
Securities sold under agreements to repurchase										
Equity securities	$	—	$	100,000	$	90,000	$	200,000	$	390,000
U.S. and Non-U.S. government obligations		642								642
Total	$	642	$	100,000	$	90,000	$	200,000	$	390,642
Short term borrowings										
Equity securities	$	5,923	$	—	$	—	$	—	$	5,923
Exchange traded notes		1,077								1,077
Total	$	7,000	$	—	$	—	$	—	$	7,000

10. Derivative Financial Instruments

The following table summarizes the fair value and notional value of derivative financial instruments held at December 31, 2017 (in thousands, except contract amounts):

Asset Derivatives	Financial Statement Location	Fair Value		Notional
Equity futures	Receivable from brokers, dealers and clearing organizations	$	(31) $	7,002
Commodity futures	Receivable from brokers, dealers and clearing organizations		617	80,271
Currency futures	Receivable from brokers, dealers and clearing organizations		62	13,919
Treasury futures	Receivable from brokers, dealers and clearing organizations		39	37,856
Options	Financial instruments owned		7,000	674,512

Liability Derivatives	Financial Statement Location	Fair Value		Notional
Equity futures	Receivable from brokers, dealers and clearing organizations	$	(126) $	16,317
Commodity futures	Receivable from brokers, dealers and clearing organizations		(1,412)	83,229
Currency futures	Receivable from brokers, dealers and clearing organizations		2	5,914
Treasury futures	Receivable from brokers, dealers and clearing organizations		(1)	2,584
Options	Financial instruments sold, not yet purchased		5,783	676,720

Amounts included in Receivables from and Payables to broker-dealers and clearing organizations represent variation margin on long and short futures contracts.

11. Income Taxes

The Company is a single-member limited liability company and is treated as a disregarded entity for U.S. federal, state and local income tax purposes. Prior to the Acquisition, the Company was included in the consolidated income tax return of KCG and, in accordance with KCG's tax sharing agreement with the Company, KCG allocated

to the Company its share of income tax expense or benefit based on the Company's proportionate contribution to KCG's consolidated taxable income or loss. Pursuant to this tax sharing agreement with KCG, the Company also recorded deferred income taxes to reflect the net tax effects of temporary differences between the financial reporting and tax basis of assets and liabilities that were measured using the enacted tax rates and laws that would be in effect when such differences are expected to reverse. The Company's deferred tax asset was primarily attributable to differences in the book and tax bases of its fixed assets, goodwill and intangible assets and deferred compensation, as well as other assets and liabilities and net operating losses.

Upon the Acquisition, the tax sharing arrangement with KCG was terminated and the Company distributed its deferred tax asset of $26.6 million to KCG. Following the Acquisition, the Company is included in the consolidated income tax return of Virtu, and the Company is no longer a party to a tax sharing arrangement. The Company did not have any unrecognized tax benefits at December 31, 2017.

As of December 31, 2017, the Company is subject to U.S. Federal income tax examinations for the tax years 2013 through 2017. In addition, the Company is subject to state and local income tax examinations in various jurisdictions for the tax years 2012 through 2016. The outcome of these examinations is not yet determinable, however, the Company does not anticipate that any adjustments would result in a material change to the results of operations, cash flows or financial condition.

12. Commitments, Contingent Liabilities and Guarantees

Legal and Regulatory Matters

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations or investigations and other proceedings. The Company is subject to several of these matters at the present time. Given the inherent difficulty of predicting the outcome of litigation and regulatory matters, particularly in regulatory examinations or investigations or other proceedings in which substantial or indeterminate damages or fines are sought, or where such matters are in the early stages, the Company cannot estimate losses or ranges of losses for such matters where there is only a reasonable possibility that a loss may be incurred. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period, and a material judgment, fine or sanction could have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition or operating results of the Company although they might be material to the operating results for any particular reporting period. The Company carries directors' and officers' liability insurance coverage for potential claims, including securities actions, against the Company and its respective directors and officers.

The Company is subject to extensive oversight under federal and state laws as well as self-regulatory organization ("SRO") rules. Changes in market structure and the need to remain competitive require constant changes to the Company's systems, order routing and order handling procedures. The Company makes these changes while continuously endeavoring to comply with many complex laws and rules. Compliance, surveillance and trading issues common in the securities industry are monitored by, reported to, and/or reviewed in the ordinary course of business by the Company's regulators. As a major order flow execution destination, the Company is named from time to time in, or is asked to respond to a number of regulatory matters brought by U.S. regulators, foreign regulators, SROs, as well as actions brought by private plaintiffs, which arise from its business activities. There has been an increased focus by regulators on Anti-Money Laundering and sanctions compliance by broker-dealers and similar entities, as well as an enhanced interest on suspicious activity reporting and transactions involving microcap securities. In addition, there has been an increased focus by Congress, federal and state regulators, SROs and the media on market structure issues, and in particular, high frequency trading, best execution, internalization, ATS manner of operations, market fragmentation and complexity, colocation, cybersecurity, access to market data feeds and remuneration arrangements, such as payment for order flow and exchange fee structures. The Company has received information requests from various authorities, including the

SEC, requesting, among other items, information regarding these market structure matters, to which the Company has responded or is in the process of responding. The Company is currently the subject of various regulatory reviews and investigations by federal, state and foreign regulators and SROs, including the SEC and the Financial Industry Regulatory Authority, Inc. In some instances, these matters may rise to a disciplinary action and/or a civil or administrative action.

Guarantees

The Company is a member of exchanges that trade and clear futures contracts. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and management believes that any potential requirement to make payments under these agreements is remote.

Representations and Warranties

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of significant loss is minimal.

13. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $1.0 million or 2% of aggregate debit items as defined. These regulations also prohibit a broker-dealer from repaying subordinated borrowings, paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions which would result in a reduction of its total net capital to less than 150% of its required minimum capital. Moreover, broker-dealers are required to notify the SEC and other regulators prior to repaying subordinated borrowings, paying dividends and making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of 10% or more of its excess net capital (net capital less minimum requirement). The SEC and FINRA have the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer.

At December 31, 2017, the Company had net capital of $371.0 million, which was $370.0 million in excess of its required net capital of $1.0 million.

14. Related Party Transactions

On a monthly basis, the Company consolidates certain inter-company receivables and payables against an intermediary affiliated holding company to facilitate payment and settlement. At December 31, 2017, the Company had $4.7 million in non-interest bearing payables to this affiliate which is included in Payable to affiliates on the Statement of Financial Condition.

Related to the clearance of proprietary securities transactions introduced by affiliates, the Company carries balances related to the proprietary accounts of affiliates. Included in Payables to brokers, dealers and clearing organizations are balances payable to these affiliates of $1.8 million.

The Company executed a subordinated borrowing agreement with KCG on December 23, 2013 which matures on December 31, 2018 and bears interest at the rate of 6.25% per annum. The agreement also contains an automatic renewal provision that extends the stated maturity for an additional year unless the Company or Virtu elects not to extend such maturity provided written notice is provided by either party within seven months of such maturity. The subordinated borrowings are available in computing capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid.

The Company may enter into securities lending arrangements with affiliates. Included within Securities borrowed and Securities loaned on the Statement of Financial Condition are $14.2 million and $97.5 million, respectively, are balances related to securities borrowing and lending transactions with these affiliates.

The Company interacts with businesses that are affiliated with or partially owned by the beneficial owner of more than 10 percent of VFI's Common Stock. Each of these businesses is considered a related party. The Company earns revenues, incurs expenses and maintains balances with these related parties or their affiliates in the ordinary course of business. At December 31, 2017, the Company had $23.1 million and $1.1 million included in Securities borrowed and Securities Loaned, respectively, on the Statement of Financial Condition related to securities lending transactions with one of these entities.

15. Subsequent Events

The Company has evaluated subsequent events for adjustment to or disclosure in the financial statements through March 1, 2018, the date the Financial Statements were issued and has not identified any reportable or disclosable events not otherwise reported in these financial statements or the notes thereto except for the following.

On January 2, 2018, the Company completed the sale of its BondPoint business to ICE for total proceeds of $400 million. See Footnote 3: *Business held for sale* for additional disclosure.

On January 2, 2018, the Company paid a dividend of $400 million in cash to Virtu.

On January 31, 2018, the Company entered into a secured credit facility with a financial institution to finance overnight securities positions purchased as part of its ordinary course broker-dealer market making activities. See Footnote 8: *Borrowings* for additional disclosure.